FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For September 22, 2006
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                     No     X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce results from its comprehensive high-resolution, multi-sensor airborne geophysical survey in Niger, which covered 24,000 line kilometers over the company’s 100%-owned In Gall and Irhazer uranium concessions. Results have revealed numerous uranium anomalies defined by uranium-thorium ratios, including at least 15 top-ranked significant zones that are on trend with known uranium deposits and occurrences. Analysis is ongoing to define additional priority targets.

‘‘The results from the airborne survey over our two Niger concessions are highly encouraging and tremendously exciting,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘The highest priority anomalies are situated between, and on structures that contain, uranium deposits along strike elsewhere in the district.’’

At least 15 of the anomalies are contained within four distinct structural and lithological trends associated with uranium mineralization in the district. One set of anomalies is located along the Azelik (Azouza) fault, which also hosts the Abokorum deposit approximately 12 miles (20 kilometers) west of Northwestern’s properties and the Sekiret deposit approximately 15 miles (24 kilometers) to the east of the properties. Further south, another cluster of anomalies is in the same structure and stratigraphy as the Tin Negoran deposit.

‘‘We were always confident that these concessions would yield high-quality targets, however, the survey defined many more high-ranked exploration targets than expected,’’ explained Mr. Kreczmer. ‘‘The stratigraphy of Niger is very prospective for uranium and has never had a sustained, complete cycle of exploration using modern methods. In fact, even though Niger produces almost 10% of global uranium mine supply, there has been virtually no exploration in the region since the 1970s.’’

Northwestern has scheduled a ground exploration program to commence in the coming weeks, following the end of the annual rainy season expected this year in early October. The work will include surface geophysical surveying, mapping and radiometric prospecting to define drill targets.

Northwestern’s In Gall and Irhazer concessions cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world’s top producers of uranium.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: September 22, 2006